SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 23, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



        Form 20-F       X                   Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


        Yes                                 No              X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Press Release
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                     Reserves Upside Confirmed on BZ 34-1

(Hong Kong, April 23, 2004) -CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") is pleased to announce that BZ 34-1-6 and BZ 34-1-7, two appraisal wells, were drilled successfully on BZ 34-1 structure and reserves upside was confirmed.

BZ 34-1 structure is located in Southern Bohai Bay with water depth of 21 metres. Both BZ 34-1-6 and BZ 34-1-7 encountered about 30 meters of oil and gas pay. The hydrocarbon-bearing in blocks 4 and 5 was confirmed and a significant reserves upside on BZ 34-1 was also confirmed with these two appraisal wells.

Mr. Zhang Guohua, Senior Vice President of the Company, commented, "The appraisal results of these two wells were encouraging and confirmed that all five fault blocks on BZ 34-1 bear hydrocarbon. The reserves there are more than what we expected previously."

CNOOC Ltd. owns a 100% interest of the discovery.

Ends


Notes to Editors:

CNOOC LIMITED - BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents and its net production averaged 356,729 BOE per day.

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude producers in Indonesia.

The Company has about 2,447 employees.

CNOOC LIMITED -RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including

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statements about beliefs and expectations of the directors of CNOOC Limited
(the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn

Ms Anne Lui/Ms. Charlotte Kong/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/852-3141-8091
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
         carol.chan@knprhk.com
       charlotte.kong@knprhk.com

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Cao Yunshi
                                                -----------------------------
                                                Name:   Cao Yunshi
                                                Title:  Company Secretary

Dated: April 23, 2004